Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director. Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 30*
E-mail:			
Date:	3 January 2008	*No of sheets:*	1

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

Current report 1/2008

The Management Board of KGHM Polska Miedź S.A. announces that, starting from the report for Q1 2008, the Company will publish consolidated quarterly reports which contain quarterly financial information as described in § 87 sec. 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744), instead of the separate quarterly reports and consolidated quarterly reports published thus far.

The Management Board of KGHM Polska Miedź S.A. hereby provides the dates of publication of the periodic reports in 2008:

SUPPL

I. Periodic reports for 2007:
1. Quarterly reports:
   - quarterly report for Q4 2007 - 14 February 2008
   - consolidated quarterly report for Q4 2007 - 29 February 2008
2. Annual report for 2007 - 11 March 2008
3. Consolidated annual report for 2007 - 22 April 2008

RECEIVED
2008 JAN -9 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

II. Periodic reports for 2008:
1. Consolidated quarterly reports which contain quarterly financial information:
   - for Q1 2008 - 15 May 2008
   - for Q2 2008 - 14 August 2008
   - for Q3 2008 - 14 November 2008
2. Half-year report for H1 2008 - 30 September 2008
3. Consolidated half-year report for H1 2008 - 31 October 2008

Legal basis: § 87 sec. 1 and § 100 sec. 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

[redacted]

08000105

PREZES ZARZĄDU
Krzysztof Skóra

I WICEPREZES ZARZĄDU
Ireneusz Reszczyński

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END